Mid-Atlantic 2002

Super-Community Bank Conference

October 29th and 30th 2002

Forward-Looking Statement

This information may contain "forward-looking statements" either expressed or implied which are made in good faith by Chester Valley Bancorp Inc. ("CVAL"), pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements with respect to CVAL's strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business of CVAL. These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors.

Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause CVAL's financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements. CVAL does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of CVAL.

Who We Are

Organization History

1922-*Downingtown Building and Loan* Founded

1987-Initial IPO

1988-Renamed *First Financial Savings Bank*

1989-Converted to Thrift Holding Company

1997-Name Changed to *First Financial Bank*

1998-Acquired *Philadelphia Corporation for Investment Services*

2001-Converted to Commercial Bank Charter

2001-Approval of Bank Holding Co. and Financial Holding Co.

Holding Company Structure

Chester Valley Bancorp Inc.
NASDAQ: CVAL

First Financial Bank	Philadelphia Corporation for Investment Services
• Commercial Bank • 9 Full Service Offices • $585MM in Assets* • $399MM in Deposits*	• Full Service Broker-Dealer • Registered Investment Advisor • 2 Investment Offices

*As of 9/30/02

Strong Management Team

Name	Function	Years in Fin. Serv.	Prior Institutions
Donna M. Coughey	President & CEO (CVAL & FFB)	30	Mellon, Marine Midland
Louis Denton	Pres. & CEO – PCIS	19	Hopper Soliday & Co.
Richard Bertolet	EVP – Credit Admin.	34	Mellon
Colin N. Maropis	EVP – Lending	26	Sun Life of Canada
Mathew Kelly	EVP – Trust	17	PNC Advisors, Mellon
Albert S. Randa,CPA	CFO & Treasurer	31	KPMG, LLP
Chris Breslin	SVP – Retail	16	First Union, Chase
Margaret Leimkuhler	Chief Admin. Officer	18	Keystone, Frankford
Thomas Varley	SVP – Trust	28	Glenmede, Mellon

Our Marketplace

Chester County, Pennsylvania


Pennsylvania
Chester County
Maryland
Delaware

- In the Top 20 fastest-growing counties in the United States.
- Currently 161,811 households, with further growth of 6.4% by 2007.
- Average household income of $105,561 expected to grow nearly 26% by 2007.

SOURCE: SNL Financial, Claritas

FFB's Branch Network

Chester County, PA


100
Phoenixville
Exton
Downingtown
30
West Chester
202
Chester County
1
Branches
Planned Locations

Market Position in Chester County

As a Percent of Total Deposits

4th Largest of the 39 Banks Competing in Chester County

2nd Largest of the 10 Banks Headquartered in Chester County

SOURCE: FDIC Summary of Deposits as of 6/30/01

Transition
from Thrift to Commercial Bank

Drivers of the Transition

- Broaden Commercial Lending Scope
- Emphasis on Business and Retail Core Deposits
- Maximize Non-interest Revenue

Risk Management

We are highly focused on risk – evaluating it to ensure that it is either mitigated or well-balanced with the reward.

- Credit Risk
  - Strong Credit culture and policy
  - Diversification of risks
  - Early detection system to monitor and remediate emerging substandard credits
- Interest Rate Risk
  - Emphasis on total return
  - Focus on balancing risk vs. reward

Diversifying the Loan Mix

June 30, 1996



Consumer
17%
Commercial
Business
3%
Commercial
R.E.
10%
Construction
7%
Residential
63%

June 30, 2002



Commercial
Business
19%
Consumer
18%
Commercial
R.E.
19%
Construction
12%
Residential
32%

Small Business Commercial Loan Growth

	FY 6/30/01	FY 6/30/02	1st Qtr 9/30/02
Outstandings	$3,062	$6,443	$8,524
% growth		110.4%	32.3%
# of loans	135	181	216

Net Charge-Offs to Loans



1.50%
1.00%
0.50%
0.00%
Jun-99
Jun-00
Jun-01
Jun-02
FFB
Peer Group

Peer Group Source: FDIC Statistics on Depository Institution Report (National Average)

Non-Performing Loans to Loans



2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Jun-99
Jun-00
Jun-01
Jun-02
FFB
Peer Group

Peer Group Source: FDIC Statistics on Depository Institution Report (National Average)

Loan Loss Reserve to Non-Performing Loans



600%
500%
400%
300%
200%
100%
0%
Jun-99
Jun-00
Jun-01
Jun-02
FFB
Peer Group

Peer Group Source: FDIC Statistics on Depository Institution Report (National Average)

Building Core Deposits


June 30, 1996
DDA/ NOW 18%
MMA 10%
Savings 11%
CDs 61%


June 30, 2002
CDs 49%
DDA/ NOW 26%
MMA 17%
Savings 8%

Commercial Account Growth

	FY 6/30/01	FY 6/30/02	1st QTR 9/30/02
DDAs	$25,231	$31,045	$33,227
% Growth		23%	7%
Repo's	$2,428	$18,249	$24,289
% Growth		651%	33%

Deposits (Growth and Mix)

$ Millions	6/2001	6/2002	% Change
Non-Interest DDA	$ 38.8	$ 44.9	+ 15.7%
NOW	43.5	55.3	+ 27.1%
Savings	26.4	31.6	+ 19.7%
MMA	60.4	65.4	+ 8.3%
Total Core Deposits	169.1	197.2	+ 16.6%

Philadelphia Corporation for Investment Services


Investment Advisory Fees
(in thousands)
$850
$800
$750
$700
$650
$600
$550
$500
$450
$400
$521
$670
$762
$812
Jun-99
Jun-00
Jun-01
Jun-02

FFB Trust Department

- Refocused from Corporate Trust to Personal Trust
- Hired Four Experienced Professionals
- Trust Income Grew 10% in FY2002

Tactics

- Sales and Service Culture
- Branch Advisory Boards
- Target marketing & relationship management
- Holistic approach to new markets
- Effective use of technology
- Continued focus on Trust & Investment Services

Sales Culture and Service Initiatives

	Actual Jun-01	Actual Jun-02	Projected Jun-03
Consumer Loans Closed	$18,500,000	$51,000,000	$70,000,000
Average per Branch	$ 193,000	$ 531,000	$ 650,000
Teller Referrals Teller Close Ratio	650 n/a	1,556 21%	1,900 25%
Cross-sell Ratio (Best in Class 3.9%)	1.95%	2.8%	3.5%
Customer Survey *Very Satisfied!*	80% - 85%	93% - 95%	95% - 98%

Advisory Boards

New Business – 1/01 – 6/02:

- $8.7MM in commercial loans
- $3.1MM in commercial deposits
- $2.0MM in managed trust assets
- $1.6MM in consumer loans
- $1.5MM in consumer deposits

Branch Expansion

Kennett Square Branch opened in February 2002

• Core Deposits	24%
• Deposits	$15.4 million
• Consumer Loans	$ 4.0 million
• Small Business Loans	$ .5 million
• Investment Services	$ .2 million

Leveraging Technology

- 100% Check Imaged
- Advanced MCIF System for Targeted Marketing
- eBank Real-Time Account Information
- Systems Integration on *Every* Workstation

UVEST Program

	Actual [a]	UVEST Average[a]
• UVEST Investment Sales	$4,100,000	$2,700,000
• Gross Revenues – 9 Months	$138,335	$135,000
• No. of Trades	275	n/a
• Average Sale per Trade	$15,000	$20,000
• Appointments Closed	60%	50%

(a) Based on 9 months of activity

Financial Performance

Assets
(in millions)



CAGR 11.83%(a)
$600
$550
$500
$450
$400
$350
$300
$377
$451
$507
$545
$566
$585
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Sep-02

(a) CAGR (Compound Annual Growth Rate) is for the period 6/30/97 to 6/30/02.

Loans

(in millions)



$450
$400
$350
$300
$250
$200
CAGR 7.66%(a)
$279
$297
$337
$352
$370
$383
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Sep-02

(a) CAGR (Compound Annual Growth Rate) is for the period 6/30/97 to 6/30/02.

Deposits


$250,000
$200,000
$150,000
$100,000
$50,000
$233,308
$145,170
$188,812
$197,168
2000
2002
CDs
Core Deposits

Capital Ratios

At June 30, 2002

	Core	Tier 1	Risk-Based
Regulatory Requirements [a]	5.00 %	6.00 %	10.00 %
Peer Group [b]	8.03 %	10.56 %	13.17 %
FFB	**9.35 %**	**13.80 %**	**15.04 %**
CVAL	**9.97 %**	**14.75 %**	**15.99 %**

(a) Regulatory Requirements based on well capitalized institution.

(b) Peer Group Source – FDIC Statistics on Depository Institutions Report (National Average)

Net Interest Income
(in millions)



CAGR 10.35%(a)
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$12.3
$13.7
$14.8
$15.1
$18.1
$4.3
$4.6
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Sep-01
Sep-02

(a) CAGR (Compound Annual Growth Rate) is for the period 6/30/97 to 6/30/02.

Non-Interest Income *

(in thousands)


CAGR 32.21%[(a)]
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$4,114
$4,915
$5,466
$5,733
$6,010
$1,403
$1,657
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Sep-01
Sep-02

* Excludes Securities Gains/Losses

(a) CAGR (Compound Annual Growth Rate) is for the period 6/30/97 to 6/30/02.

Deposit and Loan Fees

(in thousands)



CAGR 14.36%(a)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$977
$1,117
$1,471
$1,652
$1,723
$1,911
$2,856
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03*

*Three Months Annualized

(a) CAGR (Compound Annual Growth Rate) is for the period 6/30/97 to 6/30/02.

Net Income Trend

(in thousands)


CAGR 23.69%(a)
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$3,626
$4,213
$4,557
$4,569
$4,003
$5,575
$1,462
$1,465
Jun-98
Jun-99
Jun-00
Jun-01*
Jun-02
Sep-01
Sep-02

* June 01 Data excludes non-recurring expenses.

(a) CAGR (Compound Annual Growth Rate) is for the period 6/30/97 to 6/30/02.

Interest Rate Sensitivity


Cumulative Gap Position FYE
$100,000
$80,000
$60,000
$40,000
$20,000
$0
($20,000)
($40,000)
($60,000)
$59,505
$72,441
$69,731
$91,985
$76,379
3 Months
6 Months
1 Year
3 Years
> 3 Years
2001
2002

Average Cost of Deposits



5.00%
4.00%
3.00%
2.00%
1.00%
4.63%
4.42%
4.34%
4.65%
3.07%
2.26%
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Sep-02

Return on Average Assets


1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.07%
1.02%
0.94%
0.90%
0.76%
1.02%
1.00%
Jun-98
Jun-99
Jun-00
Jun-01 *
Jun-02
Sep-02

* June 01 Data excludes non-recurring expenses.

Return on Average Equity



16%
14%
12%
10%
8%
6%
4%
2%
0%
12.0%
12.6%
13.3%
12.0%
10.5%
13.2%
13.0%
Jun-98
Jun-99
Jun-00
Jun-01 *
Jun-02
Sep-02

* June 01 Data excludes non-recurring expenses.

Why We are a Good Investment

Chester Valley Bancorp
Historical Share Price vs. S&P 500 Index



$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
3/87
3/89
3/91
3/93
3/95
3/97
3/99
3/01

	Cumulative Return [a]	CAGR [b]
CVAL	865.6%	16.0%
Index	387.2%	10.9%

Source: Bloomberg
Note: All per share amounts have been adapted for stock dividends and stock splits.
(a) Return based on all cash dividends being reinvested into stock at the time of distribution.
(b) CAGR (Compound Annual Growth Rate) is for the period 3/27/87 to 6/30/02.

Chester Valley Bancorp
Historical Diluted Earnings Per Share



CAGR +12.0%(b)
$1.40
$1.12
$0.84
$0.56
$0.28
$0.00
$0.65
$0.73
$0.86
$0.98
$1.05
$0.92
$1.28
1996
1997 (a)
1998
1999
2000
2001
2002

Sources: SNL Financial, Bloomberg.

Note: All per share amounts have been adjusted for stock dividends and splits.

(a) 1997 figure excludes a one-time Savings Institutions Insurance Fund (SAIF) special assessment charge.

(b) CAGR (Compound Annual Growth Rate) is for the period 6/30/96 to 6/30/02.

Chester Valley Bancorp
FYE Historical Dividend Per Share



$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
17.8% CAGR (a)
$0.15
$0.19
$0.27
$0.28
$0.32
$0.34
$0.40
1996
1997
1998
1999
2000
2001
2002

Source: SNL Financial, Bloomberg

(a) CAGR (Compound Annual Growth Rate) is for the period 6/30/96 to 6/30/02.

Continued Increases in Shareholder Value

- Cash dividend paid every year since 1987 IPO
- 5% stock dividend paid annually since 1991
- Stock splits – 5:4 December 1993 and March 1997; 3:2 split in December 1998

Summary

Shareholder Profile

10/22/02 or Most Recent Data Available (in thousands, except number of shareholders)	Number of Shares	Market Cap	% Shares Outstanding	Number of Shareholders (Actual)
Number of shares outstanding	4,536	$81,821	N/A	1,802

Institutional shares held per 13F Filings	289	$ 5,206	6.4%	11

Other Significant shareholders:

Owners of 5% or more	559	$ 9,982	12.3%	2
Chester Valley Bancorp Inc. ESOP	398	$ 7,107	8.8%	101

Market Makers

Boenning & Scattergood, Inc.

F. J. Morrissey & Co., Inc.

Ferris Baker Watts, Inc.

Janney Montgomery Scott

Cincinnati Exchange

Goldman, Sachs & Co.

Knight Securities L.P.

Investment Highlights

- NASDAQ-Listed Company (Symbol: CVAL)
- Market Capitalization of $82 Million*
- Compelling Valuation*
  - Price/2002 EPS: 14.1
  - Price/Book Value: 178%
- Directors and Executive Officers Own Approximately 21.56%

* Price as of October 22, 2002 was $18.04

Investment Highlights

- Excellent Market Demographics
- Experienced Management Team
  - Consistent Performance
  - Committed to Proven Operating Strategy
- Solid Loan Quality
- Strong Capital Position

Chester Valley Bancorp Inc.